UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 15, 2019 titled “GeoPark announces Second Quarter 2019 Operational Update”.

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2019 OPERATIONAL UPDATE

MORE DRILLING SUCCESS

MORE PRODUCTION GROWTH

MORE NEW ACREAGE AND BLOCKS ADDED

Bogota, Colombia – July 15, 2019 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended June 30, 2019 (“2Q2019”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Second Quarter 2019 Highlights

Oil and Gas Production

•	Consolidated oil and gas production up 9% to 39,201 boepd

•	Oil production increased by 13% to 34,261 bopd

•	Colombian oil production increased by 15% to 32,021 bopd

•	Gas production decreased by 12% to 29.6 mmcfpd due to a temporary demand curtailment in Brazil

New Development and Exploration Successes

•	In Colombia, four new wells were tested and put on production in the Llanos 34 block (GeoPark operated, 45% WI)

•	In Chile, the Jauke 2 well, adding a new productive formation to the Jauke gas field, was successfully tested and put on production in the Fell block (GeoPark operated, 100% WI)

•	In Brazil, the Praia dos Castelhanos 1 exploration well was successfully tested in the REC-T-128 block (GeoPark operated, 70% WI)

New Infrastructure in Colombia

•	Flowline in place and operational connecting the Llanos 34 block to regional pipeline system

New Significant Acreage Expansion and New Partnership with Ecopetrol/Hocol in Colombia

•	Acquired three low-cost, low-risk exploration blocks in the Llanos basin in partnership with Hocol (a 100% subsidiary of Ecopetrol) adding 86-155 mmbbl of gross unrisked exploration resources, as independently audited by Gaffney, Cline and Associates

•	Closed divestiture of non-core La Cuerva and Yamu blocks for up to $20 million

New Country Entry: Final Award of the Blocks in Ecuador

•	Signed final contracts for the Espejo (GeoPark operated, 50% WI) and Perico (GeoPark non-operated, 50% WI) blocks in the Oriente basin

Continued Returning Value to Shareholders

•	Accelerated share buyback program initiated in December 2018, buying 3,193,800 shares (5% of total outstanding shares) for $51.2 million, while executing self-funded growth work programs

Catalysts: 3Q2019

•	Drilling eight new exploration and development wells and testing one well across GeoPark’s portfolio

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2019, as compared to 2Q2018:

	2Q2019			2Q2018
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	32,191	32,021	1,020	27,940	+15%
Brazil	1,693	31	9,972	2,904	-42%
Chile	2,952	617	14,014	2,559	+15%
Argentina	2,365	1,592	4,636	2,467	-4%
Total	39,201	34,261	29,642	35,870	+9%

a)	Includes royalties paid in kind in Colombia for approximately 1,196 bopd in 2Q2019. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	2Q2019	1Q2019	4Q2018	3Q2018	2Q2018
Colombia	32,191	32,131	30,641	29,139	27,940
Brazil	1,693	1,960	2,894	3,124	2,904
Chile	2,952	2,961	2,823	2,632	2,559
Argentina	2,365	2,505	2,383	2,319	2,467
Total	39,201	39,557	38,741	37,214	35,870
Oil	34,261	34,358	32,859	31,266	30,249
Gas	4,940	5,199	5,882	5,948	5,621

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 9% to 39,201 boepd in 2Q2019 from 35,870 boepd in 2Q2018, due to increased production in Colombia and Chile, partially offset by lower production in Brazil and to a lesser extent in Argentina.

Oil represented 87% of total reported production compared to 84% in 2Q2018.

Colombia:

Average net production in Colombia grew 15% to 32,191 boepd in 2Q2019 compared to 27,940 boepd in 2Q2018, reflecting continued successful exploration, appraisal and development drilling in the Llanos 34 block.

One of the two Llanos 34 drilling rigs was temporarily out of service in May 2019 due to maintenance, mobilization and demobilization activities.

The Llanos 34 block 2Q2019 main operational highlights were:

Development and appraisal drilling:

•	Four new wells were tested and put on production, currently adding 3,600 bopd gross. Tigana Sur Oeste 9 and Tua 12 wells were put on production in late April 2019, while Jacana 15 and Jacana 16 wells were put on production in June 2019.

Exploration drilling:

•	Civil works and other preliminary activities carried out during 2Q2019 related to the Guaco exploration prospect, expected to initiate drilling in 3Q2019.

Infrastructure update:

•	The flowline connecting the Llanos 34 block to the Oleoducto de los Llanos (“ODL”), one of Colombia’s principal pipelines, became fully operational during 2Q2019 with oil flowing from the Jacana oil field to the ODL regional infrastructure. The flowline (with a capacity of up to 100,000 bopd) supports future production growth in the Llanos 34 block, reduces overall operational risk and contributes to further reductions in transportation and operating costs.

Acreage Expansion in Colombia in Partnership with Ecopetrol/Hocol:

•	On July 11, GeoPark signed final contracts for the Llanos 86, Llanos 87 and Llanos 104 blocks, in partnership with Hocol (a 100% subsidiary of Ecopetrol).

•	The acquired blocks represent significant and attractive, low-risk, low-cost, high potential exploration acreage in the Llanos basin in proximity to GeoPark's successful Llanos 34 block, surrounded by multiple producing oil and gas fields, as well as existing infrastructure. GeoPark will be the operator with a 50% WI.

•	The Llanos 87 block is located adjacent to and on trend with the Llanos 34 block. The Llanos 86 and Llanos 104 blocks are contiguous areas (20 kilometers southeast of the Llanos 34 block) on trend with large nearby producing oil fields. The three blocks cover an aggregate area of 679,292 acres (2,752 sq km) – eight times the size of the Llanos 34 block.

•	Unrisked exploration resources associated to these blocks amount to approximately 86-155 mmbbl gross in aggregate, as independently audited by Gaffney, Cline & Associates.

•	For further detail, please refer to the release published on June 27, 2019.

Sale of La Cuerva and Yamu Assets:

•	In late June 2019, GeoPark completed the divestiture of the La Cuerva and Yamu blocks for a total consideration of $18 million plus a contingent payment of up to $2 million based on future oil prices.

•	The sale of the La Cuerva and Yamu blocks allows GeoPark to reallocate resources to its core Llanos 34 block and new exploration acreage recently awarded in the Llanos basin.

•	During 1H2019 the La Cuerva and Yamu blocks produced approximately 700 bopd that were included as part of GeoPark’s consolidated oil and gas production.

Brazil:

Planned maintenance activities and lower gas demand resulting from increased hydroelectric power availability in the northeastern region of the country temporarily reduced net production in the Manati field by 42% to 1,693 boepd in 2Q2019, compared to 2,904 boepd in 2Q2018. Regardless of decreased production levels in 2Q2019, the impact in cash terms is smaller due to take or pay (“ToP”) clauses that significantly reduce demand risk.

Net gas production during June 2019 was approximately 900 boepd below minimum monthly ToP levels, thus allowing GeoPark to collect cash amounts for the difference between actual deliveries and minimum ToP levels.

Exploration drilling in the REC-T-128 block:

•	Praia dos Castelhanos 1 well was successfully tested during 2Q2019. A production test in the Agua Grande formation resulted in a production rate of 300 bopd of 34 degrees API, with no water. Additional production history is required to determine stabilized flow rates and the extent of the reservoir. Long-term testing activities are expected to initiate in 3Q2019.

Chile:

Average net oil and gas production in Chile increased by 15% to 2,952 boepd in 2Q2019 compared to 2,559 boepd in 2Q2018 due to increased production from the Jauke gas field. The production mix during 2Q2019 was 79% gas and 21% light oil (compared to 69% gas and 31% light oil in 2Q2018).

Development and appraisal drilling in the Fell block:

•	Jauke 2 gas well was successfully tested during June 2019. A production test in the Tobifera formation (deeper than the Springhill formation that is in production in the Jauke gas field) resulted in an average production rate of 5.9 mmcfpd (988 boepd). Additional production history is required to determine stabilized flow rates of the well and the extent of the reservoir.

Argentina:

Average net production in Argentina decreased by 4% to 2,365 boepd in 2Q2019 (67% oil, 33% gas) compared to 2,467 boepd in 2Q2018. Lower production in 2Q2019 resulted from planned maintenance activities carried out in compression facilities in the Puesto Touquet block (GeoPark operated, 100% WI) and limited production from Challaco Bajo field in the El Porvenir block (GeoPark operated, 100% WI) due to the initial calibration of surface production facilities.

Peru:

In June 2019, GeoPark withdrew the Environmental Impact Assessment (EIA) for the development of the Situche Central oil field in the Morona block (GeoPark operated, 75% WI) to incorporate additional information and for further review.

Ecuador:

On May 22, 2019, GeoPark signed final participation contracts for the Espejo (GeoPark operated, 50% WI) and Perico (GeoPark non-operated, 50% WI) blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in March 2019.

For further detail, please refer to the release published on June 3, 2019.

3Q2019 Drilling Schedule

The following is a summary of expected drilling and testing activities scheduled for 3Q2019:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Sur 8[b]	Colombia	Llanos 34	45%	Development
2	Tigana Sur 12	Colombia	Llanos 34	45%	Development
3	Tigana Sur 13	Colombia	Llanos 34	45%	Development
4	Jacana 29	Colombia	Llanos 34	45%	Development
5	Jacana 51	Colombia	Llanos 34	45%	Development
6	Tigui 18	Colombia	Llanos 34	45%	Development
7	Guaco 1	Colombia	Llanos 34	45%	Exploration
8	Aguada Baguales Sur 1	Argentina	Aguada Baguales	100%	Exploration
9	Mandacarú 1	Brazil	POT-T-747	70%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated or completed with testing activities expected in 3Q2019

OTHER NEWS / RECENT EVENTS

Annual General Meeting

GeoPark’s 2019 Annual General Meeting was held on June 27, 2019, at which (i) all candidates were elected as members of the Board of Directors; (ii) Price Waterhouse & Co SRL was appointed as independent auditor of the Company; (iii) the Audit Committee was authorized to fix the remuneration of the auditor; and (iv) the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2018 have been duly informed and presented.

Reporting Dates for 2Q2019 Results Release and Conference Call

GeoPark will report its 2Q2019 financial results on August 7, 2019, after the market close. In conjunction with the 2Q2019 results press release, GeoPark management will host a conference call on August 8, 2019 at 10:00 am (Eastern Time) to discuss 2Q2019 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 4273485

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operación Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System
SENACE	Servicio Nacional de Certificación Ambiental Para Las Inversiones Sostenibles
Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 15, 2019